FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending January 17, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons





The Administrators of the GlaxoSmithKline Annual Investment Plan notified the Company and the under mentioned persons on 17 January 2007 of an increase in their interests in Ordinary Shares at a price of GBP13.70 per share following the re-investment of the dividend paid to shareholders on 4 January 2007:-




Dr M M Slaoui                                          183
Mr R Bondy                                             238
Mr M Dunoyer                                           88
Mr D Learmouth                                         36
Dr D Pulman                                            136
Mr A Witty                                             82



This notification relates to a transaction notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).





S M Bicknell

Company Secretary



17 January 2007






SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 17, 2007                                        By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc